TRUST EXPENSES

The following table shows estimated Trust expenses as a percentage of net assets attributable to Shares. The purpose of the following table and the example below is to help you understand the fees and expenses that you, as a common shareholder, would bear directly or indirectly. Shareholders should understand that some of the percentages indicated in the tables below are estimates and may vary. The expenses shown in the table under "Estimated Annual Expenses" are based on estimated amounts for the Trust's first full year of operations and assume that the Trust issues 10,000,000 Shares. If the Trust issues fewer Shares, all other things being equal, these expenses would increase as a percentage of net assets attributable to Shares. This table assumes the use of leverage through a credit facility by the Trust in an amount of 20% of its Managed Assets (after leverage is incurred). See "Management of the Trust" and "Dividend Reinvestment and Stock Purchase Plan." The following table should not be considered a representation of the Trust's future expenses. Actual expenses may be greater or less than those shown below.

	Percentage of Offering Price
Shareholder Transaction Expenses	
Sales Load Paid by You	4.5%[1]
Offering Expenses Borne by the Trust	0.04%[2]
Dividend Reinvestment and Stock Purchase Plan Fees	None[3]

	Percentage of Net Assets Attributable to Shares (Assuming the Use of Leverage)[4]
Estimated Annual Expenses	
Management Fees	1.25%[5]
Interest Expense	0.28%[6]
Foreign Exchange Hedging Fee	0.08%
Other Expenses	0.49%[7]
Total Annual Expenses	2.10%

(1) For a description of the sales load, structuring fees and of other compensation paid to the Underwriters by the Trust and the Investment Adviser, see "Underwriting."

(2) The Investment Adviser has agreed to pay (i) all organizational expenses and (ii) offering expenses (other than the sales load) over $0.04 per Share. The Trust will pay offering expenses of the Trust (other than the sales load) up to $0.04 per Share. Any offering expenses paid by the Trust will be deducted from the proceeds of the offering received by the Trust. The aggregate offering expenses (other than the sales load) to be borne by the Trust are estimated to be $ (approximately $ per Share). Offering expenses borne by the Trust are indirectly borne by the Common Shareholders. The Investment Adviser (and not the Trust) has agreed to pay from its own assets a structuring fee to each of Wells Fargo Securities, LLC,   and   . The Investment Adviser (and not the Trust) may also pay certain qualifying underwriters a structuring fee, a sales incentive fee or other additional compensation in connection with the offering. The Investment Adviser (and not the Trust) has agreed to pay Destra for distribution assistance in connection with this offering. The structuring fees and the distribution fees are not reflected in the sales load in the table above because they are paid by the Investment Adviser and not the Trust. The offering costs to be paid by the Trust are not included in the Total Annual Expenses amount shown in the table. Offering costs borne by the Trust's Shareholders will result in a reduction of capital of the Trust and immediate dilution to Shareholders.

(3) The expenses of administering the Trust's Dividend Reinvestment and Stock Purchase Plan are included in "Other Expenses." You will pay brokerage charges if you direct your broker or the plan agent to sell your Shares that you acquired pursuant to the Trust's Dividend Reinvestment and Stock Purchase Plan. You may also pay a pro

rata share of brokerage commissions incurred in connection with open-market purchases pursuant to the Trust's Dividend Reinvestment and Stock Purchase Plan. See "Dividend Reinvestment and Stock Purchase Plan."

(4) The table in this footnote reflects that fact that you, as a common shareholder, will bear the expenses of the Trust's use of leverage in the form of higher fees as a percentage of the Trust's net assets attributable to Shares than if the Trust did not use leverage. In order to help you better understand the costs associated with the Trust's leveraging strategy, and to better understand the range of costs you will bear as a common shareholder, as the Trust moves toward full implementation of its leveraging strategy after the completion of this offering, the table presented below estimates what the Trust's annual expenses would be, stated as percentages of the Trust's net assets attributable to Shares, assuming the Trust is the same size as in the table above and does not use leverage in the form of a credit facility. In accordance with these assumptions, the Trust's expenses as a percentage of net assets attributable to Shares would be estimated to be as follows:

	Percentage of Net Assets Attributable to Shares (Assuming no Leverage is Used)
Estimated Annual Expenses	
Management Fees	1.00%
Foreign Exchange Hedging Fee	0.06%
Other Expenses	0.47%[7]
Total Annual Expenses	1.53%

(5) The Trust pays a management fee to the Investment Adviser in an annual amount equal to 1.00% of the Trust's average daily Managed Assets. The management fee of 1.00% of the Trust's Managed Assets represents 1.25% of net assets attributable to Shares assuming the use of leverage through a credit facility by the Trust in an amount of 20% of the Trust's Managed Assets.

(6) Assumes the initial use of leverage through a credit facility of up to 20% of the Trust's Managed Assets (after leverage is incurred) at an annual interest rate expense to the Trust of 1.1%, which is based on current market conditions. The interest on the credit facility is a variable rate and will increase in a rising interest rate environment. The Trust may use other forms of leverage, which may be subject to different interest expenses than those estimated above. The actual amount of interest expense borne by the Trust will vary over time in accordance with the level of the Trust's use of leverage and variations in market interest rates. Fees and expenses in respect of other forms of leverage that may be used by the Trust in the future will be borne entirely by the Trust's common shareholders.

(7) The "Other Expenses" shown in the tables above and related footnotes are based upon estimated amounts for the current fiscal year. These amounts include estimated payments of approximately $357,375 by the Trust to Destra under an Investor Support Services Agreement between the Trust and Destra, assuming the use of leverage through a credit facility of up to 20% of the Trust's Managed Assets (after leverage is incurred), and $285,900 assuming no leverage is used for purposes of the table in footnote 4. See "Investor Support Services."

HYPOTHETICAL EXAMPLE

The following hypothetical example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in Shares of the Trust. These amounts are based upon payment by the Trust of investment advisory fees and other expenses at the levels set forth in the table above.

You would directly or indirectly pay the following expenses (including the sales load of $45 and estimated offering costs of $2.00) on a $1,000 investment in the Trust, assuming (1) total net annual expenses of [ ]% of net assets attributable to Shares in years 1 through 10 (which assumes the Trust's use of leverage through borrowings in an aggregate amount equal to [ ]% of the Trust's Managed Assets), and (2) a 5% annual return*:

1 Year	3 Years	5 Years	10 Years
$ 67	$ 110	$ 155	$ 279

* **The example should not be considered a representation of future expenses, and actual expenses may be greater or less than those shown.** The example assumes that the estimated "Other Expenses" set forth in the Estimated Annual Expenses table is accurate and that all dividends and distributions are reinvested at NAV. **Actual expenses may be greater or less than those assumed.** Moreover, the Trust's actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

Tekla World Healthcare Fund
STATEMENT OF ASSETS AND LIABILITIES
May 19, 2015

Assets
  Cash $ 100,000
  Deferred offering costs   open
Total Assets   100,000

Liabilities
  Offering costs payable   open
Total Liabilities   open

Net Assets $ 100,000

Sources Of Net Assets
  Paid in capital $ 100,000

Total Net Assets (equivalent to $19.10 per share $ 100,000
based on 5,235.60 Shares outstanding)

The accompanying notes are an integral part of this financial statement.

Tekla World Healthcare Fund
NOTES TO FINANCIAL STATEMENT
May 19, 2015

(1) Organization and Significant Accounting Policies

Tekla World Healthcare Fund (the Fund) is a Massachusetts business trust, formed on March 5, 2015 and registered under the Investment Company Act of 1940 as a non-diversified closed-end management investment company. The Fund's investment objective is to seek current income and long-term capital appreciation.

The Fund has had no operations to date other than matters relating to its registration and the sale and issuance of 5,235.60 shares of beneficial interest in the Fund to Tekla Capital Management LLC at a net asset value per share of $19.10.

The preparation of this financial statement requires the use of certain estimates by management in determining the Fund's assets, liabilities, revenues and expenses. Actual results could differ from these estimates and such differences could be material. The following is a summary of significant accounting policies followed by the Fund, which are in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Events or transactions occurring after May 19, 2015, through the date that the financial statement was issued, have been evaluated in the preparation of this financial statement.

Federal Taxes

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute to its shareholders substantially all of its taxable income and its net realized capital gains, if any. Therefore, no Federal income or excise tax provision is required.

As of May 19, 2015, the Fund had no uncertain tax positions that would require financial statement recognition or disclosure. The Fund's federal tax returns are subject to examination by the Internal Revenue Service for a period of three years.

Organizational Expenses and Offering Costs

All organizational expenses of the Trust will be borne by Tekla Capital Management LLC. As a result, organizational expenses are not reflected in the statement of assets and liabilities, and a statement of operations is not presented.   Offering costs of $XX have been incurred through May 19, 2015 and have been treated as a deferred charge in the accompanying Statement of Assets and Liabilities. Offering costs will be limited to $0.04 per share and will be charged to paid in capital upon sale of the shares.

(2) Investment Advisory and Other Affiliated Fees

The Board has approved the Fund to enter into an Investment Advisory Agreement (the Advisory Agreement) with Tekla Capital Management LLC (the "Adviser"). Pursuant to the terms of the Advisory Agreement, the Fund is expected to pay the Adviser a monthly fee at the rate when annualized of 1.00% of the average daily value of the Managed Assets of the Fund. Managed Assets means the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund's accrued liabilities (other than liabilities representing borrowings for investment purposes).

The Board has approved the Fund to enter into a Services Agreement (the Agreement) with the Adviser. Pursuant to the terms of the Agreement, the Fund is expected to reimburse the Adviser for certain services related to a portion of the payment of salary and provision of benefits to the Fund's Chief Compliance Officer. Expenses incurred pursuant to the Agreement as well as certain expenses paid for by the Adviser are expected to be allocated to the Fund in an equitable fashion as approved by the Trustees of the Fund.

The Board has approved the Fund to pay compensation to Independent Trustees in the form of a retainer, attendance fees, and additional compensation to Board and Committee chairpersons. The Fund will not pay compensation directly to Trustees or officers of the Fund who are also officers of the Adviser.

Assets Under Management	HQH (9/31/2014)	HQL (9/31/2014)	THQ (ann) (9/31/2014)	THW w/leverage & Destra	THW w/o Leverage, w/Destra	THW w/o leverage and Destra
Net Assets	$ 1,053,196,936	$ 444,087,216	$ 848,184,566	$ 238,250,000	$ 238,250,000	$ 238,250,000
Leverage (20%)	$ -	$ -	$ 225,000,000	$ 59,562,500	$ -	$ -
Total Managed Assets	$ 1,053,196,936	$ 444,087,216	$ 1,073,184,566	$ 297,812,500	$ 238,250,000	$ 238,250,000
Fee				1.00%	1.00%	1.00%
Cost of Leverage (3mo Libor + 80bps)				1.10%	1.10%	1.10%

Projected Fund Expenses	HQH (9/31/2014)	HQL (9/31/2014)	THQ (ann) (9/31/2014)	THW w/leverage & Destra	THW w/o Leverage, w/Destra	THW w/o leverage and Destra
Management Fee	$ 8,075,759	$ 3,817,526	$ 7,788,035	$ 2,978,125	$ 2,382,500	$ 2,382,500
Interest and fees on loan	-	-	-	655,188	-	-
Administration Fee	178,975	76,057	147,496	62,000	62,000	62,000
Audit	112,951	112,951	50,000	80,000	80,000	80,000
transfer agent fees	58,226	57,267	58,000	55,000	55,000	55,000
trustees fees	169,514	167,176	168,000	168,000	168,000	155,321
custodian fees	143,280	97,961	106,616	100,000	100,000	100,000
legal fees	373,715	166,896	299,180	183,000	183,000	183,000
Listing Fees				-	-	-
Shareholding reporting	132,329	82,171	130,000	90,000	90,000	90,000
Marketing / Distribution (Destra)			1,300,000	357,375	285,900	-
Foreign Currency Administration Fee (Hedging)				178,688	142,950	142,950
Other	234,178	134,233	215,000	90,000	90,000	90,000
Total Expense	$ 9,478,927	$ 4,712,238	$ 10,262,327	$ 4,997,375	$ 3,639,350	$ 3,340,771
Expenses Less Fee	$ 1,403,168	$ 894,712	$ 2,474,292	$ 2,019,250	$ 1,256,850	$ 958,271
Expenses Less Fee and Interest	$ 1,403,168	$ 894,712	$ 2,474,292	$ 1,364,063	$ 1,256,850	$ 958,271
Expenses Less Fee and Interest and Destra	$ 1,403,168	$ 894,712	$ 1,174,292	$ 1,006,688	$ 970,950	$ 958,271

Expense Ratios	HQH (9/31/2014)	HQL (9/31/2014)	THQ (ann) (9/31/2014)	THW w/leverage & Destra	THW w/o Leverage, w/Destra	THW w/o leverage and Destra
Mgmt Fee as % on Net Assets	0.77%	0.86%	0.92%	1.25%	1.00%	1.00%
Other Expenses as % of Net Assets w/ Leverage	0.13%	0.20%	0.14%	0.85%	0.53%	0.40%
Cost of Interest (Leverage)	0.00%	0.00%	0.00%	0.28%	0.00%	0.00%
Cost of Destra	0.00%	0.00%	0.15%	0.15%	0.12%	0.00%
Other Expenses	0.13%	0.20%	0.14%	0.42%	0.41%	0.40%
Total Expenses as % of Net Assets	0.90%	1.06%	1.06%	2.02%	1.47%	1.34%
Foreign Currency Administration Fee (Hedging)				0.08%	0.06%	0.06%
Total Expenses as % of Net Assets including Hedging				2.10%	1.53%	1.40%

Hypothetical Expense Table Recalc - Form N-1A

Year	Recalc	Filing	Difference
1	67	-	67
2			
3	110	-	110
4			
5	155	-	155
6			
7			
8			
9			
10	279	-	279

A= Sales Load
B= Total Fund Operating Expenses
C= Redemption Fee

Actuals
A=		4.70%	
B=		2.10%	2.10%
		2.10%	
C=		0.00%	Yr 1-3
		0.00%	Yr 4-5
		0.00%	Yr 6
		0.00%	Yr 7
		0.00%	Yr 8
		0.00%	Yr 9
		0.00%	Yr 10

Year	Amount Invested	-	Sales Load	=	Beginning Value	+	5% Total Return *	=	Ending Value	Average Value	x	Expense Ratio	=	Annual Expenses	=	Aggregate Expenses	+	Sales Charge	=	Total Amounts for Fee Table
1	1,000		47		953		28		981	966.8		2.10%		20.30		67		-		67
2					981		28		1,009	995		2.10%		21		88		-		
3					1,009		29		1,038	1,024		2.10%		21		110		-		110
4					1,038		30		1,068	1,053		2.10%		22		132		-		
5					1,068		31		1,099	1,084		2.10%		23		155		-		155
6					1,099		32		1,131	1,115		2.10%		23		178		-		
7					1,131		33		1,164	1,148		2.10%		24		202		-		
8					1,164		34		1,198	1,181		2.10%		25		227		-		
9					1,198		35		1,233	1,215		2.10%		26		252		-		
10					1,233		36		1,268	1,250		2.10%		26		279		-		279

* - Less expense ratio.